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                                                                  Exhibit 12-B


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                                                Ford Motor Company and Subsidiaries

                     CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                     ----------------------------------------------------------------------------------------

                                                           (in millions)



                                                        First                   For the Years Ended December 31
                                                        Half       ------------------------------------------------------------
                                                        1998         1997         1996         1995         1994         1993
                                                      --------     --------     --------     --------     --------     --------
Earnings
  Income before income taxes                          $22,285      $10,939      $ 6,793      $ 6,705      $ 8,789      $ 4,003
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                          26          121           36          179         (182)         (98)

  Adjusted fixed charges a/                             4,781       10,911       10,801       10,556        8,122        7,648
                                                      -------      -------      -------      -------      -------      -------

    Earnings                                          $27,092      $21,971      $17,630      $17,440      $16,729      $11,553
                                                      =======      =======      =======      =======      =======      =======
Combined Fixed Charges and
 Preferred Stock Dividends
  Interest expense b/                                 $ 4,631      $10,570      $10,464      $10,121      $ 7,787      $ 7,351

  Interest portion of rental expense c/                   126          309          300          396          265          266

  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts d/               27           55           55          199          160          115
                                                      -------      -------      -------      -------      -------      -------
    Fixed charges                                       4,784       10,934       10,819       10,716        8,212        7,732
Ford preferred stock dividend requirements e/             110           82           95          459          472          442
                                                      -------      -------      -------      -------      -------      -------
  Total combined fixed charges
   and preferred stock dividends                      $ 4,894      $11,016      $10,914      $11,175      $ 8,684      $ 8,174
                                                      =======      =======      =======      =======      =======      =======
Ratios
  Ratio of earnings to fixed charges                      5.7 f/       2.0          1.6          1.6          2.0          1.5



  Ratio of earnings to combined fixed
   charges and preferred stock dividends                  5.5 g/       2.0          1.6          1.6          1.9          1.4

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a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.

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c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc. (applicable for 1993 through 1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates. Beginning in Fourth Quarter 1995, includes requirements related to company-obligated mandatorily redeemable preferred securities of a subsidiary trust.
e/ Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates.
f/ Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.4.
g/ Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.3.